FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on November 8, 2011, regarding its financial statements for the nine months ended September 30, 2011.

Santiago, Chile, November 8, 2011, Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of credit and non-credit products and services across all segments of the Chilean financial market, today announced its results for the third quarter ended September 30, 2011.

Figures are expressed in nominal terms, unless otherwise stated. Also, certain figures included in this report have been rounded for ease of presentation, while percentage figures have not in all cases been calculated on the basis of such rounded figures, but on the basis of such figures prior to rounding.

Our Brands

*Citi and the arc design in Trademark registered by Citigroup Inc. Use under License.

• CORREDORES  DE BOLSA • ADMINISTRADORA GENERAL DE FONDOS  •

CORREDORES DE SEGUROS • ASESORIA FINANCIERA •

FACTORING • SECURITIZADORA •

2011 Third Quarter:

“Enhancing Our Market Position”

HIGHLIGHTS

•         Our commercial activity remains strong. In the 3Q11, we posted a 22.8% YoY increase and a 5.7% QoQ growth in our loan portfolio. Consequently, EBIT from our core lending segments has increased by 14.9% YoY.

•         Banco de Chile placed around US$1,000 million in AAA senior bonds within the local market at low spreads.

•         Banco de Chile was the financial leader in net income generation, posting Ch$98 billion during the 3Q11.

•         Euromoney and Latin Finance distinguished Banco de Chile as the Best Local Bank in Chile.

Arturo Tagle, CEO: “The 3Q11 has been a challenging quarter for our business activity. On the one hand, we have witnessed high volatility in international financial markets wich has affected the local market, impacting the operations carried out by our Treasury area, Securities Brokerage and Mutual Fund subsidiaries. On the other hand, we have faced internal events, such as a collective bargaining process that temporarily increased our operating expenses. Nevertheless, the dynamics shown by the local economy in terms of employment creation and consumption continues to drive our loan growth, which posted a strong rise of 22.8% YoY. This performance enabled us to gain 102 bp in market share in a 12-month period, to reach a stake of 19.8%. In terms of results, Banco de Chile was the financial leader this quarter, recording Ch$98 billion in net income and posting an ROAE of 25.1% as of September 30, 2011.”

Jennie Coleman, Human Resources Division Manager: “We are proud to inform that we have successfully completed the negotiation of the collective bargaining agreements with our unions. We reached a four year agreement with two of the unions and a three year agreement with the remaining union. The mentioned agreements enabled us to align the benefits obtained by the different unions and extend these to the rest of our non-unionized workforce. The process, as is customary in Chile, concluded with a special bonus granted to our staff totalling approximately Ch$28 billion.”

Pedro Samhan, CFO: “As mentioned by our CEO, during the quarter we faced external and internal forces that impacted our results and operations. Nevertheless, I am pleased to announce that these forces were successfully overcome and we continue to be focused on our mid-term strategic goals. In relation to efficiency, the collective bargaining agreements reached with our unions temporarily affected our ratio which increased to 49.1% in the 3Q11. Excluding this extraordinary event, which was mostly recognized during the second quarter, this figure reaches 47.2%. Thus, we are confident that our cost base remains under control. Finally, I would like to highlight that we have been very active in terms of funding. In fact, we placed in the 3Q11 roughly US$1,000 million in senior AAA rated local bonds, at low spreads.”

FINANCIAL SNAPSHOT

Selected Financial Data (1) (in millions of Ch$, except for percentages)	3Q10	3Q11	% Chg.

Income Statement (Millions of Ch$)
Net financial income(2)	202,268	227,734	12.6%
Net Fees and Commissions	76,333	75,704	(0.8)%
Other operating income	4,193	6,062	44.6%
Total Operating Revenues	282,794	309,500	9.4%
Provisions for loan losses	(38,039)	(45,168)	18.7%
Operating expenses	(136,243)	(151,812)	11.4%
Net income (3)	100,019	98,308	(1.7)%

Earnings per Share
Net income per share (Ch$)	1.21	1.13	(6.7)%
Book value per share (Ch$)	16.67	19.53	17.2%
Shares Outstanding (Millions)	82,551.70	86,942.51	5.3%

Balance Sheet (Millions of Ch$)
Loans to customers	13,659,667	16,776,474	22.8%
Total assets	17,549,572	21,433,798	22.1%
Equity	1,375,768	1,697,746	23.4%

Profitability Ratios
Return on average assets (ROAA)	2.3%	1.9%
Return on average equity (ROAE)(4)	26.1%	21.0%
Net Financial Margin(5)	5.0%	4.7%
Efficiency ratio	48.2%	49.1%
Credit Quality Ratios
Instalments Past Due / Total Loans	0.6%	0.4%
Total Past Due / Total Loans	1.4%	1.0%
Allowances / Total loans	2.6%	2.5%
Allowances / Instalments Past Due	411.1%	556.9%
Allowances / Total Past Due	186.6%	254.1%
Provisions / Avg. Loans	1.1%	1.1%
Capital Adequacy Ratios
Total capital / Risk Adj. Assets	13.6%	12.8%

(1) See pages 9 to 11.
(2) Net interest income, foreign exchange transactions and net financial operating income.
(3) Net Income attributable to Bank's owners (adjusted by minority interest).
(4) ROAE excludes provisions for minimum dividends.
(5) Net financial income divided by average interest earning assets.

NET INCOME

In the 3Q11, our net income amounted to Ch$98 billion, slightly below the figure recorded a year earlier (1.7%) and 14.8% lower with respect to the 2Q11. The YoY decrease posted by our net income was mainly prompted by:

•       Lower revenues from the management of our balance sheet gaps as a result of higher interest rates and lower inflation.

•       An increase in our operating expenses, mainly due to extraordinary expenses related to collective bargaining agreements and higher business activity.

•       Higher effective tax rate was mainly related to the rise in the statutory rate, the lower inflation in the 3Q11 and a reduction in the tax benefit we receive from the subordinated debt payments.

The above was partially offset by higher income related to the significant YoY rise in our loan portfolio and the YoY increase in yields from non-interest bearing liabilities.

As a result our ROAE reached 21.0% in the 3Q11, as compared to the 26.1% attained in the 3Q10.

KEY FIGURES (In Billions of Ch$, except for %)

Notes: 1) ROAE excludes provisions for minimum dividends.	Business Segments Contribution (% of Net Income before taxes)

OPERATING REVENUES

Our operating revenues accounted for Ch$310 billion in the 3Q11, which is 9.4% above the figure recorded in the 3Q10. This YoY increase was mainly fostered by:

•     Our market leading position in non-interest bearing liabilities, which along with the sharp increase in the local interest rates, resulted in a higher yield of approximately Ch$13.0 billion from this type of funding.

•     A 22.8% YoY rise in our total loans, prompted by the dynamics of the economy in the last 12 months in terms of investment and consumption.

•     Higher Net Financial Operating and FX Income associated to the hedge of our allowances denominated in USD.

The above was partially offset by:

•      A YoY decrease in the income from the management of our balance sheet gaps, mainly as a result of lower inflation and higher funding costs due to higher interest rates in the 3Q11 as compared to the 3Q10.

•     Lower spreads due to higher competition and a larger corporate loan and residential mortgage mix.

Fees and commissions slightly decreased by 0.8% YoY. This was mainly due to lower business activity in our securities brokerage firm and in our mutual fund business. Nevertheless, this result was in line with a riskier external economic scenario and a flight to quality from investors which look haven in fixed-income instruments. This was partially offset by our focused commercial strategies that generated higher fee revenue from credit cards and insurance brokerage.

KEY FIGURES

Total Operating Revenues

(in millions of Ch$)	3Q10	3Q11	% Change

Net Interest Income	191,910	200,001	4.2%
Net Fees and Commissions	76,333	75,704	(0.8)%
Net Financial Operating and FX Income	10,358	27,733	167.7%
Other operating income	4,193	6,062	44.6%
Operating Revenues	282,794	309,500	9.4%

Net Financial Margin	5.00%	4.68%
Net Interest Margin	4.74%	4.11%

PROVISIONS FOR LOAN LOSSES

Our credit quality continues posting positive figures, in line with the current economic scenario. However, provisions for loan losses grew by 18.7% YoY. This rise is mostly attributable to greater business volumes and macroeconomic factors, rather than credit risk deterioration. Specifically this was due to:

•         Strong 22.8% YoY rise in loans, which translates into greater provision charges due to growth.

•         Sharp devaluation of the CLP in relation to the USD, which affected the value of our USD denominated loans and related provisions. This resulted in an additional charge for provisions for loan losses of Ch$6.9 billion in the 3Q11. However, we currently hedge our positions in foreign currencies and this charge is completely offset in operating revenue. Excluding this effect, provisions would have amounted to Ch$38.3 billion in the 3Q11.

Provisions for loan losses as a percentage of loans remained relatively flat at 1.11% in 3Q11 (0.94% excluding the effect of the FX variations). Nevertheless, our better credit quality is demonstrated in our delinquent loans ratio which dropped from 1.41% in the 3Q10 to 0.97% in the 3Q11. The latter is the result of positive economic scenario and our well-designed collection strategies that have reduced our charge-offs and improved recoveries. Nevertheless, it is important to highlight that we are prepared for an eventual adverse economic situation should the need arise. We currently maintain a coverage ratio (allow. / Total Past Due) of 2.5x and counter-cyclical provisions equal to Ch$73 billion.

KEY FIGURES

Allowances and Provisions for Loan Losses

(in millions of Ch$)	3Q10	3Q11	% Change

Allowances for Loan Losses

Initial Allowances	350,984	390,077	11.1%
Charge-offs	(34,943)	(29,712)	(15.0)%
Provisions established, net	42,383	52,157	23.1%
Final Allowances	358,424	412,522	15.1%

Provisions for Loan Losses

Provisions established	(42,383)	(52,157)	23.1%
Prov. Financial Guarantees	(3,604)	(3,589)	(0.4)%
Recoveries	7,948	10,578	33.1%
Provisions for Loan Losses	(38,039)	(45,168)	18.7%

Credit Quality Ratios	3Q10	2Q11	3Q11

Allowances / Total loans	2.62%	2.46%	2.46%
Allowances / Instal. Past Due	411.08%	519.79%	556.94%
Allowances / Total Past Due	186.58%	246.92%	254.11%
Provisions / Avg. Loans	1.12%	0.96%	1.11%
Charge-offs / Avg. Loans	1.03%	0.87%	0.73%
Instal. Past Due / Total Loans	0.64%	0.47%	0.44%
Total Past Due / Total Loans	1.41%	1.00%	0.97%
Recoveries / Avg. Loans	0.23%	0.27%	0.26%

OPERATING EXPENSES

The 11.4% YoY rise in operating expenses is mainly related to a collective bargaining process which ended in August 2011. As a result of this process, we provisioned Ch$22.4 billion in the 2Q11 in other operating expenses. During August 2011, we reclassified the previously mentioned amount and charged an additional Ch$5.7 billion to personnel expenses which was related to a special bonus granted to our staff as part of the collective bargaining agreements. Adjusting personnel expenses by this event, the 43.5% variation decreases to only 3.6% YoY, in line with inflation.

Our administrative expenses grew 14.0% YoY, reaching Ch$57.0 billion in the 3Q11. The rise is mostly explained by: (i) IT expenses (+Ch$4.0 billion) in line with higher transactional processing, software licenses and our strategic IT plan, (ii) Co-branding expenses (+Ch$2.2 billion) mainly related to the sharp rise in the USD/CLP exchange rate, (iii) outsourced sales force expenses (+Ch$1.8 billion) due to the higher commercial activity in retail banking, and (iv) maintenance and rental expenses (+Ch$1.2 billion) related to our larger distribution network.

The above factors translated into an increase in our efficiency ratio, from 48.2% in the 3Q10 to 49.1% in the 3Q11. However, if adjusted by the non-recurring charges related to the collective bargaining process, this ratio drops to 47.2%, in line with prior periods.

KEY FIGURES

Total Operating Expenses

(in millions of Ch$)	3Q10	3Q11	% Change

Personnel expenses	(70,786)	(101,552)	43.5%
Administrative expenses	(49,977)	(56,992)	14.0%
Depreciation and Amort.	(7,683)	(7,588)	(1.2)%
Impairments	(8)	(1)	(87.5)%
Other Oper. Expenses	(7,789)	14,321	(283.9)%
Total Oper. Expenses	(136,243)	(151,812)	11.4%

Efficiency Ratios	3Q10	2Q11	3Q11

Op. Exp. / Op. Rev.	48.2%	50.2%	49.1%
Op. Exp. / Avg. Assets	3.1%	3.3%	2.9%

LOAN PORTFOLIO

Our core business activity remains strong. As of September 30, 2011 our loans totalled Ch$16,777 billion, entailing a 22.8% YoY growth. This significant rise enabled us to gain 102 bp in market share in a 12-month period, closing the quarter with a stake of 19.8%.The above figures are supported by double-digit growth rates in all of our credit products.

•       Commercial loans demonstrated the most significant growth during the quarter, posting a 24.5% YoY rise and reaching Ch$10,944 billion. This increase is attributable to our competitive lending offering together with the positive business sentiment (Large Companies and SMEs) that has driven the high investment rate.  In addition, during the 3Q11 the exchange rate (CLP/USD) increased by 9.3%, positively impacting the balances of USD denominated commercial loans such as foreign trade and factoring. All of these factors enabled us to gain 106 bp in market share, confirming our leading market position in this product with a 20.7% stake as of September 30, 2011.

•       Residential mortgage loans continue growing strong, posting a 20.9% YoY rise. Consequently, we gained 117 bp in market share during the 12 month period and obtained a participation of 16.0%. As mentioned in prior releases, this performance is the result of our efforts to enhance this product by providing new service models and taking advantage of synergies between our retail and wholesale banking divisions.

•     Consumer loans grew by 18.5% YoY, slightly above the average in the industry. Accordingly, we captured 17 bp in market share, reaching 22.3%. The growth in this portfolio has been fostered by an increased activity in credit cards and instalment loans, whose balances grew by 27.8% and 19.1% YoY, respectively.

KEY FIGURES (In Billions of Ch$, except for %)

Loan Portfolio & Funding

(in billions of Ch$)	Sep-10	Jun-11	Sep-11	YoY % Change

LOANS TO CUSTOMERS

Commercial Loans	8,793	10,316	10,944	24.5%
Residential Mortgage Loans	2,816	3,243	3,404	20.9%
Consumer Loans	2,051	2,317	2,429	18.5%
LOANS TO CUSTOMERS	13,660	15,876	16,777	22.8%

FUNDING

Non-interest Bearing Liab.	5,852	6,141	6,164	5.3%
Interest Bearing Liab.	10,322	12,475	13,572	31.5%
TOTAL LIABILITIES	16,174	18,616	19,736	22.0%

Avg. Int. Earning Assets Avg. Int. Bearing Liabilities	1.51	1.53	1.52

FUNDING STRUCTURE

Our funding structure remains as one of our competitive advantages. We continue to be the market leader in non-interest bearing liabilities, holding a 23.2% market share in current accounts and other demand deposits as of September 30, 2011. As a result, 22.9% of our assets are funded with these deposits, reducing our cost of funding in a scenario of increasing nominal interest rates and stable inflation.

In addition, we continued diversifying our funding structure by placing ~US$1,000 million in senior bonds within the local market. These AAA rated bonds were placed at low spreads (1.0% on average) as compared to bonds issued by the Chilean Central Bank, demonstrating the confidence that market agents have in our business model and future outlook.

On the other hand, in line with the higher interest rates paid on deposits and the higher volatility observed in financial markets, saving accounts and time deposits posted a 26.4% YoY rise.

Funding Structure

Breakdown

(As of September 30, 2011)

EQUITY

Our equity posted a 23.4% YoY increase, accounting for Ch$1,698 billion as of September 30, 2011. This significant annual rise, which accounts for Ch$322 billion mainly relates to:

•         Approximately Ch$210 billion associated with our successful equity offering, which began on January 20, 2011 - with the approval of our shareholders – and finished on July 19, 2011.

•         The capitalization of Ch$67 billion equivalent to 30% of our 2010’s net distributable earnings (after the payment to the Central Bank corresponding to 100% of net distributable earnings of SAOS’s stake in Banco de Chile’s dividends).

•         Roughly Ch$32 billion of  our 2010’s net income was retained to recognise the effect of accumulated inflation on shareholders’ equity.

•         Nearly Ch$14 billion in  higher net income (net of provisions for minimum dividends) posted as of September 30, 2011 as compared to September 30, 2010.

The above-mentioned elements have allowed us to face and support the already mentioned significant growth evidenced by our business activity. Accordingly, our stronger capital base has allowed us to maintain capital adequacy ratios above the thresholds required by the Chilean regulator. Thus, despite the important YoY growth posted by our loans, we posted a BIS ratio of 12.8% as of September 30, 2011. In absence of our recent capital increase, this ratio would have reached 11.7%. Worth noting is that the Chilean regulator imposes a BIS ratio of 10.0%  on Banco de Chile.

Our remaining capital adequacy indicators keep well above the limits imposed by the Superintendency of Banks. As of September 30, 2011 we had a ratio of Basic Capital to Total Assets that amounted to 6.9%, which is more than twofold the required limit and a Tier I (Basic Capital) to Risk Weighted Assets of 8.8%.

CAPITAL ADEQUACY

Capital Adequacy Ratios	Sep-10	Jun-11	Sep-11

Shareholders Equity / Assets(1)	7.8%	8.1%	7.9%
Tier I (Basic Capital) / Assets(1),(2)	6.7%	7.0%	6.9%
Tier I (Basic Capital) / RWA(2),(3)	8.8%	9.1%	8.8%
BIS (Total Capital / RWA)(3),(4)	13.6%	13.2%	12.8%

(1) "Assets" refers to Bank's Total Assets.
(2) "Basic Capital" consists of Bank's paid-in capital, reserves and retained earnings, excluding capital attributable to subsidiaries and foreign branches.

(3) "RWA" stands for Risk-Weighted Assets.
(4) "Total Capital" refers to "Basic Capital" plus Bank's supplementary capital.

OWNERSHIP STRUCTURE

As of September 30, 2011 our capital stock was composed of 86,942,514,973 shares. This amount increased from 82,551,699,423 shares outstanding as of December 31, 2010, due to the issuance of 1,005,766,185 fully paid shares related to the 30% capitalization of our 2010’s distributable earnings and the issuance of 3,385,049,365 shares associated with our recent capital increase.

As of September 30, 2011 LQIF Group continues to control Banco de Chile holding directly and indirectly a 59.3% stake in the Company (61.7% in September 2010).  Conversely, our free float amounts to 15.5% as of the same period (12.1% in September 2010).

OWNERSHIP STRUCTURE*

(As of September 30, 2011)

* considers direct ownership.

INTERNATIONAL RATINGS		LOCAL RATINGS
Fitch Ratings	Rating	Local Ratings	Fitch Chile Ratings	Feller- Rate Ratings
Long Term Issuer	A
Short Term	F1	Time Deposits up to 1 year	Level 1+	Level 1+
Local Currency Long Term Issuer	A	Time Deposits over 1 year	AAA	AAA
Local Currency Long Term	F1	Mortgage-Funding Bonds	AAA	AAA
National Long Term	AAA	Bonds	AAA	AAA
National Short Term	Level 1+	Subordinated Bonds	AA	AA+
		Shares	1st Class Level 1	1st Class Level 1
Standard &Poor's	Rating
Long Term Foreign Currency	A+ / Stable
Long Term Local Currency	A+ / Stable

Moody's	Rating
Deposits
Long Term Foreign Currency	Aa3
Short Term Foreign Currency	Prime-1
Long Term Local Currency	Aa3
Short Term Local Currency	Prime-1

RESULTS BY BUSINESS SEGMENTS

RETAIL BANKING SEGMENT

Our retail banking segment continues posting solid results and loan growth. In the 3Q11, the segment recorded a net income before taxes of Ch$60.0 billion, which entails a 21.5% YoY increase mainly due to higher total operating revenues and a slight decrease in provisions for loan losses.

Total Operating Revenues grew by 11.6% YoY, as a result of:

•         Strong loan growth in all credit products (+19.8%).

•         The positive effect of higher interest rates on the contribution of the segment’s non-interest bearing liabilities.

•         Solid growth in fees and commissions (+10.0%), mainly fostered by a higher activity in insurance brokerage and an increase in the usage of transactional products in line with our effective marketing campaigns.

The above was partially offset by an increase operating expenses (+10.6%), which was mainly associated with extraordinary expenses related to the collective bargaining process, sales force expenses as well as rental and maintenance expenses.

RESULTS BY BUSINESS SEGMENTS

WHOLESALE BANKING SEGMENT

Our Wholesale Banking segment posted strong loan growth during the period and recorded an increase of 4.8% in net income before taxes as a result of higher total operating revenues.

Total Operating Revenues posted solid growth of 23.3%, as a

result of:

•         A firm rise in loans (+25.5%).

•         The positive effect of higher interest rates on the contribution of the segment’s non-interest bearing liabilities.

•         The sharp devaluation of the CLP in relation to the USD, which generated foreign exchange income related to the hedge on USD denominated allowances. This resulted in additional income of Ch$6.9 billion in the 3Q11.

The above was partially offset by:

•         Higher provisions associated to USD denominated allowances.

•         A rise in operating expenses which is mainly explained by the extraordinary bonus granted to our staff (collective bargaining process) as well as higher IT allocated expenses as a result of the higher commercial activity.

RETAIL BANKING SEGMENT KEY FIGURES				WHOLESALE BANKING SEGMENT KEY FIGURES
Retail Banking	3Q10	3Q11	% Change	Wholesale Banking	3Q10	3Q11	% Change

Loans to Customers (Billions of Ch$)				Loans to Customers (Billions of Ch$)
Commercial Loans	1,729.3	2,064.4	19.4%	Commercial Loans	6,784.0	8,514.2	25.5%
Residential Mortgage Loans	2,808.1	3,395.0	20.9%	Residential Mortgage Loans	8.0	9.0	12.4%
Consumer Loans	2,043.0	2,421.3	18.5%	Consumer Loans	7.0	8.1	15.5%
Total Loans	6,580.4	7,880.7	19.8%	Total Loans	6,799.0	8,531.3	25.5%

Net Income (Millions of Ch$)				Net Income (Millions of Ch$)
Net Interest Income	128,914	142,509	10.5%	Net Interest Income	53,873	54,785	1.7%
Net Fees and Commissions	38,710	42,573	10.0%	Net Fees and Commissions	9,872	9,091	(7.9)%
Other Operating Income	1,027	3,055	197.5%	Other Operating Income	104	14,869	14197.1%
Total Operating Revenues	168,651	188,137	11.6%	Total Operating Revenues	63,849	78,745	23.3%
Provisions for Loan Losses	(30,478)	(29,886)	(1.9)%	Provisions for Loan Losses	(7,486)	(13,954)	86.4%
Operating Expenses	(89,560)	(99,052)	10.6%	Operating Expenses	(23,992)	(30,856)	28.6%
Other	732	765	4.5%	Other	230	240	4.3%
Net income before taxes	49,345	59,964	21.5%	Net income before taxes	32,601	34,175	4.8%

Notes:

1) As from 4Q10, earnings from the management of our balance sheet gap (generated by commercial activities) are allocated within our retail and wholesale business segments. Accordingly, figures prior to that date have been restated.

RESULTS BY BUSINESS SEGMENTS

TREASURY AND MONEY MARKET SEGMENT

Treasury posted a 54.1% YoY decrease in net income before taxes, reaching Ch$6,677 million in the 3Q11, as compared to Ch$14,544 million recorded in 3Q10.

Total operating revenues decreased by Ch$7.2 billion as a result of:

•         The strong rise in the monetary policy interest rate that negatively impacted net interest income, raising funding costs faster than interest earned in UF denominated fixed-income AFS securities.

•         Rate changes in the UF/Peso swap spread negatively impacted the results of derivative positions in 3Q11 (Other Operating Income) as compared with results in 3Q10.

In addition, it is important to highlight that the net unrealized losses on available for sale instruments recorded in the 3Q11 was due to a strong increase in spreads associated to foreign currency instruments held offshore (mainly corporate and financial institutions bonds) as a consequence of the international financial turmoil experienced in the 3Q11.

RESULTS BY BUSINESS SEGMENTS

OPERATIONS THROUGH SUBSIDIARIES

Our subsidiaries posted slight 2.1% YoY decrease in net income before taxes which is explained by:

•       A decline in net income from our Securities Brokerage subsidiary, mainly as a result of a decrease in the stock trading turnover managed by the company that translated into a decline in fees and commissions related to stock brokerage.

•       Mutual Funds subsidiary experienced lower business activity, which was reflected in a decline in average assets under management (from Ch$4,491 billion in the 3Q10 to Ch$4,088 billion in the 3Q11), in line with a riskier environment and uncertainty regarding future developments in the local and international markets

•       Higher operating expenses related to an extraordinary bonus provided to employees from our Insurance Brokerage subsidiary.

The aforementioned was partly offset by:

•         Strong increase in net income from our factoring subsidiary.

•         Greater results from our Financial Advisory subsidiary, as a result of higher activity in equity and securities advisory.

TREASURY AND MONEY MARKET KEY FIGURES				OPERATIONS THROUGH SUBSIDIARIES KEY FIGURES
Treasury and Money Market	3Q10	3Q11	% Change	Subsidiaries	3Q10	3Q11	% Change

Securities Portfolio (Millions of Ch$)				Securities Portfolio (Millions of Ch$)
Trading Securities	143,089	85,505	(40.2)%	Trading Securities	227,109	293,125	29.1%
Available for Sale Instruments	1,046,084	1,304,220	24.7%	Available for Sale Instruments	-	-	-
Held to Maturity Instruments	-	-	-	Held to Maturity Instruments	-	-	-
Securities Portfolio	1,189,173	1,389,725	16.9%	Securities Portfolio	227,109	293,125	29.1%

Net Income (Millions of Ch$)				Loans to Customers (Billions of Ch$)
Net Interest Income	6,516	(46)	-	Commercial Loans	279.0	364.5	30.7%
Net Fees and Commissions	(283)	(137)	(51.6)%	Total Loans	279.0	364.5	30.7%
Other Operating Income	11,005	9,796	(11.0)%
Total Operating Revenues	17,238	9,613	(44.2)%	Net Income (Millions of Ch$)
Provisions for Loan Losses	-	(666)	-	Net Interest Income	2,000	904	(54.8)%
Operating Expenses	(2,694)	(2,270)	(15.7)%	Net Fees and Commissions	30,721	26,494	(13.8)%
Other	-	-	-	Other Operating Income	3,430	8,369	144.0%
Net income before taxes	14,544	6,677	(54.1)%	Total Operating Revenues	36,151	35,767	(1.1)%
				Provisions for Loan Losses	(75)	(662)	782.7%
O.C.I. (Millions of Ch$)				Operating Expenses	(23,092)	(22,396)	(3.0)%
Net unrealized gains (losses) on Available for Sale Instrum. before taxes	2,183	(7,441)	-	Other	62	64	3.2%
				Net income before taxes	13,046	12,773	(2.1)%

Notes:

1) As from 4Q10, earnings from the management of our balance sheet gap (generated by commercial activities) are allocated within our retail and wholesale business segments. Accordingly, figures prior to that date have been restated.

CONSOLIDATED STATEMENTS OF INCOME

(Under Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Q u a r t e r s
	3Q10	2Q11	3Q11	3Q11	% Change		Sep.10	Jun.11	Sep.11	Sep.11	% Change
	MCh$	MCh$	MCh$	MUS$	3Q11/3Q10	3Q11/2Q11	MCh$	MCh$	MCh$	MUS$	Sep.11/Sep.10

Interest revenue and expense
Interest revenue	274,829	397,704	353,268	685.8	28.5%	(11.2) %	799,758	707,051	1,060,319	2,058.3	32.6%
Interest expense	(82,919)	(163,751)	(153,267)	(297.5)	84.8%	(6.4) %	(228,072)	(271,163)	(424,430)	(823.9)	86.1%
Net interest income	191,910	233,953	200,001	388.3	4.2%	(14.5) %	571,686	435,888	635,889	1,234.4	11.2%

Fees and commissions
Income from fees and commissions	88,472	96,375	90,160	175.0	1.9%	(6.4) %	248,831	187,924	278,084	539.8	11.8%
Expenses from fees and commissions	(12,139)	(14,905)	(14,456)	(28.1)	19.1%	(3.0) %	(35,921)	(28,439)	(42,895)	(83.3)	19.4%
Net fees and commissions income	76,333	81,470	75,704	146.9	(0.8) %	(7.1) %	212,910	159,485	235,189	456.5	10.5%

Net Financial Operating Income	(95,576)	(16,029)	48,875	94.9	(151.1) %	(404.9) %	33,786	12,099	60,974	118.4	80.5%
Foreign exchange transactions, net	105,934	21,381	(21,142)	(41.0)	(120.0) %	(198.9) %	36,039	9,494	(11,648)	(22.6)	(132.3) %
Other operating income	4,193	5,956	6,062	11.8	44.6%	1.8%	16,277	13,200	19,262	37.4	18.3%

Total Operating Revenues	282,794	326,731	309,500	600.9	9.4%	(5.3) %	870,698	630,166	939,666	1,824.1	7.9%

Provisions for loan losses	(38,039)	(37,100)	(45,168)	(87.7)	18.7%	21.7%	(133,163)	(63,220)	(108,388)	(210.4)	(18.6) %

Operating revenues, net of provisions for loan losses	244,755	289,631	264,332	513.2	8.0%	(8.7) %	737,535	566,946	831,278	1,613.7	12.7%

Operating expenses
Personnel expenses	(70,786)	(70,061)	(101,552)	(197.1)	43.5%	44.9%	(203,933)	(139,168)	(240,720)	(467.3)	18.0%
Administrative expenses	(49,977)	(55,416)	(56,992)	(110.6)	14.0%	2.8%	(138,978)	(110,964)	(167,956)	(326.1)	20.9%
Depreciation and amortization	(7,683)	(7,660)	(7,588)	(14.7)	(1.2) %	(0.9) %	(22,810)	(15,397)	(22,985)	(44.6)	0.8%
Impairments	(8)	(3)	(1)	0.0	(87.5) %	(66.7) %	(1,561)	(3)	(4)	0.0	(99.7) %
Other operating expenses	(7,789)	(31,015)	14,321	27.8	(283.9) %	(146.2) %	(31,979)	(40,026)	(25,705)	(49.9)	(19.6) %
Total operating expenses	(136,243)	(164,155)	(151,812)	(294.6)	11.4%	(7.5) %	(399,261)	(305,558)	(457,370)	(887.9)	14.6%

Net operating income	108,512	125,476	112,520	218.6	3.7%	(10.3) %	338,274	261,388	373,908	725.8	10.5%

Income attributable to affiliates	1,024	891	1,069	2.1	4.4%	20.0%	1,502	1,694	2,763	5.4	84.0%

Income before income tax	109,536	126,367	113,589	220.5	3.7%	(10.1) %	339,776	263,082	376,671	731.2	10.9%

Income tax	(9,517)	(12,342)	(15,281)	(29.7)	60.6%	23.8%	(31,143)	(32,172)	(47,453)	(92.1)	52.4%

Net Income for the period	100,019	114,025	98,308	191.0	(1.7) %	(13.8) %	308,633	230,910	329,218	639.1	6.7%

Non-Controlling interest	0	0	0	0.0	0.0%	0.0%	0	0	0	0.0	0.0%

Net Income attributable to bank's owners	100,019	114,025	98,308	191.0	(1.7) %	(13.8) %	308,633	230,910	329,218	639.1	6.7%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$515.14 for US$1.00 as of September 30, 2011. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

CONSOLIDATED BALANCE SHEETS

(Under Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

ASSETS	Sep.10	Jun.11	Sep.11	Sep.11	% C h a n g e
	MCh$	MCh$	MCh$	MUS$	Sep.11/Sep.10	Sep.11/Jun.11

Cash and due from banks	714,715	1,133,971	866,149	1,681.4	21.2%	(23.6%)
Transactions in the course of collection	665,592	516,476	461,081	895.1	(30.7%)	(10.7%)

Financial Assets held-for-trading	370,198	366,440	378,630	735.0	2.3%	3.3%
Receivables from repurchase agreements and security borrowings	72,392	94,694	72,865	141.4	0.7%	(23.1%)
Derivate instruments	509,703	385,433	636,664	1,235.9	24.9%	65.2%
Loans and advances to Banks	272,321	391,176	665,290	1,291.5	144.3%	70.1%

Loans to customers, net
Commercial loans	8,792,670	10,315,342	10,943,011	21,242.7	24.5%	6.1%
Residential mortgage loans	2,816,139	3,243,152	3,404,026	6,608.0	20.9%	5.0%
Consumer loans	2,050,858	2,317,074	2,429,437	4,716.1	18.5%	4.8%
Loans to customers	13,659,667	15,875,568	16,776,474	32,566.8	22.8%	5.7%
Allowances for loan losses	(358,424)	(390,077)	(412,522)	(800.8)	15.1%	5.8%
Total loans to customers, net	13,301,243	15,485,491	16,363,952	31,766.0	23.0%	5.7%

Financial Assets Available-for-Sale	1,046,084	1,200,350	1,304,220	2,531.8	24.7%	8.7%
Financial Assets Held-to-maturity	-	-	-	-	0.0%	0.0%

Investments in other companies	12,976	14,125	15,007	29.1	15.7%	6.2%
Intangible assets	34,344	35,547	35,065	68.1	2.1%	(1.4%)
Property and Equipment	203,956	205,973	207,397	402.6	1.7%	0.7%

Current tax assets	5,884	6,619	384	0.7	(93.5%)	(94.2%)
Deferred tax assets	101,217	111,132	113,420	220.2	12.1%	2.1%
Other assets	238,947	303,215	313,674	608.9	31.3%	3.4%

Total assets	17,549,572	20,250,642	21,433,798	41,607.7	22.1%	5.8%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$515.14 for US$1.00 as of September 30, 2011. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

CONSOLIDATED BALANCE SHEETS

(Under Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

LIABILITIES & EQUITY	Sep.10	Jun.11	Sep.11	Sep.11	% C h a n g e
	MCh$	MCh$	MCh$	MUS$	Sep.11/Sep.10	Sep.11/Jun.11

Liabilities
Current accounts and other demand deposits	4,251,407	4,781,484	4,601,815	8,933.1	8.2%	(3.8) %
Transactions in the course of payment	468,014	316,704	290,720	564.4	(37.9) %	(8.2) %
Payables from repurchase agreements and security lending	113,614	273,370	230,292	447.0	102.7%	(15.8) %
Saving accounts and time deposits	7,071,243	8,450,305	8,935,977	17,346.7	26.4%	5.7%
Derivate instruments	564,195	403,211	621,140	1,205.8	10.1%	54.0%
Borrowings from financial institutions	1,222,475	1,674,490	1,850,774	3,592.8	51.4%	10.5%
Debt issued	1,780,084	1,912,870	2,332,053	4,527.0	31.0%	21.9%
Other financial obligations	133,901	163,830	222,455	431.8	66.1%	35.8%
Current tax liabilities	2,922	1,150	7,340	14.2	151.2%	538.3%
Deferred tax liabilities	26,339	31,401	18,382	35.7	(30.2) %	(41.5) %
Provisions	329,740	302,748	373,920	725.9	13.4%	23.5%
Other liabilities	209,870	303,998	251,184	487.6	19.7%	(17.4) %

Total liabilities	16,173,804	18,615,561	19,736,052	38,312.0	22.0%	6.0%

Equity
Belong to the Bank's Owners
Capital	1,158,752	1,402,711	1,436,083	2,787.8	23.9%	2.4%
Reserves	87,386	119,482	119,482	231.9	36.7%	0.0%
Other comprehensive income	2,897	6,624	683	1.3	(76.4) %	(89.7) %
Retained earnings
Retained earnings from previous periods	16,093	16,091	16,379	31.8	1.8%	1.8%
Income for the period	308,633	230,910	329,218	639.1	6.7%	42.6%
Provisions for minimum dividends	(197,994)	(140,738)	(204,100)	(396.2)	3.1%	45.0%

Non-Controlling Interest	1	1	1	-	0.0%	0.0%

Total equity	1,375,768	1,635,081	1,697,746	3,295.7	23.4%	3.8%

Total Liabilities & Equity	17,549,572	20,250,642	21,433,798	41,607.7	22.1%	5.8%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$515.14 for US$1.00 as of September 30, 2011. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(Under Chilean-GAAP)

		Q u a r t e r s			Y e a r E n d e d
	3Q10	2Q11	3Q11	Sep.10	Jun.11	Sep.11
Earnings per Share
Net income per Share (Ch$) (1)	1.21	1.32	1.13	3.74	2.67	3.79
Net income per ADS (Ch$) (1)	726.96	791.67	678.43	2,243.20	1,603.19	2,271.97
Net income per ADS (US$) (2)	1.50	1.68	1.32	4.62	3.40	4.41
Book value per Share (Ch$) (1)	16.67	18.92	19.53	16.67	18.92	19.53
Shares outstanding (Millions)	82,552	86,419	86,943	82,552	86,419	86,943

Profitability Ratios (3)(4)(7)
Net Interest Margin	4.74%	5.07%	4.11%	4.71%	4.87%	4.60%
Net Financial Margin	5.00%	5.19%	4.68%	5.28%	5.11%	4.96%
Fees and commissions / Avg. Interest Earnings Assets	1.89%	1.77%	1.55%	1.75%	1.78%	1.70%
Operating Revenues / Avg. Interest Earnings Assets	6.99%	7.08%	6.36%	7.17%	7.04%	6.80%
Return on Average Total Assets	2.31%	2.30%	1.90%	2.37%	2.39%	2.22%
Return on Average Equity (5)	26.14%	26.51%	21.02%	27.47%	27.30%	25.07%

Capital Ratios
Equity / Total Assets	7.84%	8.07%	7.92%	7.84%	8.07%	7.92%
Tier I (Basic Capital) / Total Assets	6.72%	6.95%	6.85%	6.72%	6.95%	6.85%
Tier I (Basic Capital) / Risk-Adjusted Assets	8.79%	9.07%	8.84%	8.79%	9.07%	8.84%
Total Capital / Risk-Adjusted Assets	13.64%	13.21%	12.81%	13.64%	13.21%	12.81%

Credit Quality Ratios
Instalments Past Due / Total Loans to Customers	0.64%	0.47%	0.44%	0.64%	0.47%	0.44%
Allowance for Loan Losses / Instalments Past Due	411.08%	519.79%	556.94%	411.08%	519.79%	556.94%
Total Past Due / Total Loans to Customers	1.41%	1.00%	0.97%	1.41%	1.00%	0.97%
Allowance for Loan Losses / Total Past Due	186.58%	246.92%	254.11%	186.58%	246.92%	254.11%
Impaired Loans / Total Loans to Customers	5.90%	3.37%	3.26%	5.90%	3.37%	3.26%
Allowance for Loan Losses / Impaired Loans	44.47%	72.93%	75.44%	44.47%	72.93%	75.44%
Allowance for Loans Losses / Total Loans to customers	2.62%	2.46%	2.46%	2.62%	2.46%	2.46%
Provision for Loan Losses / Avg. Loans to customers (4)	1.12%	0.96%	1.11%	1.33%	0.84%	0.94%

Operating and Productivity Ratios
Operating Expenses / Operating Revenues	48.18%	50.24%	49.05%	45.86%	48.49%	48.67%
Operating Expenses / Average Total Assets (3) (4)	3.14%	3.31%	2.93%	3.06%	3.17%	3.08%

Average Balance Sheet Data (1)(3)(7)
Avg. Interest Earnings Assets (million Ch$)	16,192,154	18,457,316	19,474,558	16,185,034	17,914,219	18,434,332
Avg. Assets (million Ch$)	17,337,132	19,861,780	20,696,032	17,398,717	19,307,693	19,770,473
Avg. Equity (million Ch$)	1,364,051	1,602,343	1,694,657	1,355,730	1,526,170	1,582,332
Avg. Adjusted Shareholders Equity (million Ch$) (6)	1,530,599	1,720,303	1,870,472	1,498,295	1,691,506	1,751,161
Avg. Loans to customers (million Ch$)	13,539,570	15,383,688	16,344,326	13,376,173	14,992,737	15,443,266
Avg. Interest Bearing Liabilities (million Ch$)	10,463,637	12,101,102	13,008,760	10,702,732	11,714,645	12,146,017

Additional Data
Exchange rate (Ch$)	485.23	471.13	515.14	485.23	471.13	515.14
Employees	14,216	14,365	14,475	14,216	14,365	14,475

Notes
(1) These figures were expressed in nominal Chilean pesos.
(2) The figures were calculated considering the nominal net income, the shares outstanding and the exchange rate existing at the end of each period.
(3) The ratios were calculated as an average of daily balances.
(4) Annualized data.
(5) ROAE excludes provisions for minimum dividends.
(6) Adjusted by provisions for minimum dividends.
(7) Includes certain reclassifications to conform with 2011 new presentation.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$515.14 for US$1.00 as of September 30, 2011. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

SUMMARY OF DIFFERENCES BETWEEN CHILEAN GAAP AND IFRS

The most significant differences are as follows:

•           Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognized.

 •           Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows.  According to Chilean GAAP, the Bank records additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses must not be recognized.

•           Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless impaired.

•           Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 70% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•         changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•         changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•         unexpected developments in certain existing litigation;

•         increased costs;

•         unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CONTACTS

Mr. Pablo Mejía Head of Investor Relations Banco de Chile Phone Nr. (56-2) 653.3554 Email: pmejiar@bancochile.cl	Mr. Rolando Arias Research & Planning Manager Banco de Chile Phone Nr. (56-2) 653.3535 Email: rarias@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 Date: November 8, 2011

Banco de Chile

/S/ Arturo Tagle Q.
By:	Arturo Tagle Q. CEO